

December 12, 2023

Michael Carotenuto
Chief Financial Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Boston, MA 02138

      Re: Cambridge Bancorp
            Form 10-K for the year ended December 31, 2022
            Form 10-Q for the quarter ended September 30, 2023
            File No. 001-38184

Dear Michael Carotenuto:

     We have reviewed your filings and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023

Market Risk and Asset Liability Management, page 50

1.   We note the statement on page 50 that various reports are "compared to limits established by the Company's ALCO policies and appropriate adjustments may be made if the results are outside the established limits." Please revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, it is unclear if the 18.9% decrease in the economic value of equity referenced on page 51 was outside established limits. Please clarify the ALCO-approved limits and, with a view to disclosure, advise us of the extent to which the ALCO has approved risk profiles that do not conform to management and Board risk tolerances. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance